Exhibit 77(i)

Terms of New or Amended Securities

1.    At the June 15, 2011 Board meeting, the Board of Directors of ING Series Fund, Inc. approved the establishment of Class R Shares on behalf of ING Capital Allocation Fund, ING Core Equity Research Fund, ING Corporate Leaders 100 Fund and ING Small Company Fund (the “Funds”). Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, in each case computed based upon the Funds’ average daily net assets. Class R shares are sold without a front-end load and are not subject to a CDSC.

2.    At the June 15, 2011 Board meeting, the Board approved the establishment of Class W Shares on behalf of ING Capital Allocation Fund, ING Index Plus LargeCap Fund, ING Index Plus MidCap Fund and ING Index Plus SmallCap Fund. Class W shares are sold without a front-end load and are not subject to a CDSC.

3.    At the June 15, 2011 Board meeting, the Board approved changes to the CDSC schedule applicable to purchases of Class A shares in the amount of $1 million or more. Class A share purchases in the amount of $1 million or more will be subject to a 1.00% CDSC if they are redeemed within 18 months of purchase.